SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 2)

                         Addington Resources, Inc.
                            (Name of Issuer)

                      Common Stock, par value $.01
                     (Title of Class of Securities)

                                006516108
                             (CUSIP Number)

          Mr. Howard P. Berkowitz           (212) 664-0990
          HPB Associates, L.P.              888 Seventh Avenue
                                      New York, New York 10106
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                            July 12, 1995
         (Date of event which requires filing of this statement)
                         ______________________

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     HPB Associates, L.P.
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS

_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware

_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER                955,285

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER                  -0-

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER           955,285

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER             -0-
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                 955,285

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           6.0%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                  PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  006516108
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Howard P. Berkowitz
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS

_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER           955,285 (all shares are
                           owned for the account of HPB Associates, L.P.)
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER        955,285 (all shares are
                           owned for the account of HPB Associates, L.P.)
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER         -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON              955,285 (all shares are
                           owned for the account of HPB Associates, L.P.)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)               6.0%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Schedule 13D, initially filed on January 20, 1992, as amended by Amendment No. 1 filed on April 5, 1995 by HPB Associates, L.P., a Delaware limited partnership (the "Partnership"), and by Howard P. Berkowitz, the managing partner of the Partnership, relating to the common stock, par value $.01 per share (the "Common Stock"), of ADDINGTON RESOURCES, INC., a
Delaware corporation whose principal executive offices are located at 1500 North Big Run Road, Ashland, Kentucky 41102 (the
"Company") is hereby amended by this Amendment No. 2 to the Schedule 13D as follows:

Item 4.     Purpose of Transaction.

          Item 4 is hereby supplemented by the addition of the following:

          As disclosed in the press release issued July 12, 1995 (attached hereto as Exhibit 1), the Special Committee of the Company announced the termination of negotiations with Larry Addington and his brothers concerning their March 1, 1995 proposal (the "Original Proposal") to split up the company's environmental and non-environmental businesses. Mr. Berkowitz and two other independent directors of the Company resigned from the Board of Directors and from the Special Committee of the Company.

          The Partnership is reviewing its alternatives in light of the termination of the Original Proposal and the Company's plan, announced on July 12, 1995, to effect the spin-off of the environmental business to stockholders on a share-for-share basis. The Partnership reserves the right to discuss the Company's plan with the Company's management. In addition, depending upon a variety of factors, including the Partnership's evaluation of the Company's plan, the Partnership may acquire additional shares of Common Stock in negotiated transactions or open market purchases, or sell all or a portion of its shares of Common Stock.

Item 7.     Material to be Filed as Exhibits.

          1.  Press Release, dated July 12, 1995

                            SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 1995

                                    HPB ASSOCIATES, L.P.


                                    By:   /s/ Howard P. Berkowitz
                                         -----------------------
                                         Howard P. Berkowitz,
                                         Managing Partner

                                      /s/ Howard P. Berkowtiz
                                     ---------------------------